UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

January 12, 2026

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ✔         Form 40-F __

Smith+Nephew strengthens shoulder repair portfolio with acquisition of sports medicine business Integrity Orthopaedics and its novel Tendon Seam™ rotator cuff repair technology

12 January 2026

Smith+Nephew (LSE: SN, NYSE: SNN), the global medical technology company, today announces the acquisition of Integrity Orthopaedics, a US-based early-stage commercial developer of Tendon Seam™, an innovative rotator cuff repair (RCR) system designed to significantly reduce re-tear rates and improve patient outcomes.

The acquisition represents a meaningful step in delivering Smith+Nephew's RISE strategy to accelerate growth through strategic investment and portfolio leadership, and will be an important building block in our ambition to become the global leader in Sports Medicine.

RCR is a substantial and growing treatment area, with approximately 500,000 procedures performed annually in the US and an estimated market value of $875 million1. Yet traditional surgical techniques have historically suffered from high structural failure rates, averaging 20-40%2.

Tendon Seam™ directly addresses this unmet clinical need. Its patented micro-anchors, continuous suture, individually locked stitches, and integrated implantation instrument are designed to deliver stronger repairs, accelerated patient recovery, lower re-tear rates, and a simplified surgical technique. Early clinical experience indicates low re-tear rates, reduced sling times and shorter procedures compared with standard methods3. The system received 510(k) clearance in 2023 and is indicated for reattachment of soft tissue to bone, including tendons, ligaments, and joint capsules.

Integrity Orthopaedics was founded in 2020 and is headquartered in Maple Plain, MN, US. Its founders include Tom Westling, co-founder of Rotation Medical, the developer of the REGENETEN◊ Bioinductive Implant, which was acquired by Smith+Nephew in 2017.

Scott Schaffner, President Sports Medicine, Smith+Nephew, said:

"Smith+Nephew now has an unrivalled portfolio for shoulder, including a powerful next-generation rotator cuff repair platform to complement market-leading biological augmentation, the newest shoulder arthroplasty system, and proven solutions across shoulder instability. We welcome the Integrity team, including those involved with our prior successful acquisition of Rotation Medical, and look forward to working together again to offer customers and their patients this exciting technology."

Tom Westling, Chief Executive Officer of Integrity Orthopaedics, said:

"Integrity Orthopaedics was founded to change the paradigm of rotator cuff repair to improve the lives of patients and surgeons. We are excited by Tendon Seam's™ early results which indicate reduced pain, shorter sling times, and low retear/failure rates. Tendon Seam's™ promising performance combined with Smith+Nephew's track record launching innovative products, which I experienced firsthand with REGENETEN, give me confidence we will together change the standard of care in soft tissue repair."

Ryan Majkrzak, President at Integrity Orthopaedics, said:

"Smith+Nephew is the ideal partner to accelerate the launch of Tendon Seam™ and enable this novel technology to best serve surgeons and patients worldwide. We are thrilled to be joining the Smith+Nephew team and its impressive portfolio of shoulder repair solutions."

Smith+Nephew's portfolio for shoulder

Tendon Seam™ enhances Smith+Nephew's extensive shoulder repair offering, which spans technologies for both replacement and repair. This includes:

●       REGENETEN Bioinductive Implant - used in 200,000+ rotator cuff procedures in the last decade, and shown to support new tissue growth and improved healing4,5.
●       Q-FIX◊ All-Suture Anchor - delivering market-leading fixation strength with a decade of clinical performance6-12.
●       AETOS◊ Shoulder System - launched in 2024, designed for both anatomic and reverse total shoulder arthroplasty, supporting a fast-growing US shoulder replacement segment estimated at 250,000 procedures in 202513.

Together, these technologies provide surgeons with one of the broadest and most advanced portfolios for managing shoulder pathology, spanning biological enhancement, mechanical repair, and replacement.

Transaction details

Under the terms of the transaction, Smith+Nephew will acquire Integrity Orthopaedics for an initial cash payment of US$225 million plus additional performance-based payments of up to US$225 million over the next five years. The transaction is expected to be accretive to Group trading profit margin by 2028.

The acquisition will be financed from Smith+Nephew's existing cash facilities and the Group remains below its leverage target of 2x EBITDA.

The transaction is expected to close before the end of January 2026.

References

1.   SmartTRAK, 2025, Shoulder Soft Tissue Fixation, 2025 BioMedGPS - SmartTRAK.

2.   Hein J, et al. Arthroscopy. 2015;31(11):2274-2281.

3.   Data on File at Integrity Orthopaedics.

4.   Camacho Chacón JA, Roda Rojo V, Martin Martinez A, Cuenca Espierrez J, Garcia Calvo V, Calderón Meza JM, Martin Hernandez C. An isolated bioinductive repair vs. sutured repair for full-thickness rotator cuff tears: 2-year results of a double blinded, randomized controlled trial. J Shoulder Elbow Surg, 2024.

5.   Ruiz Ibán M, García Navlet M, Moros Marco S, Diaz Heredia J, Hernando Sánchez A, Ruiz Díaz R, Vaquero Comino C, Rosas Ojeda ML, Del Monte Bello G, Ávila Lafuente JL. Augmentation of a Transosseous-Equivalent Repair in Posterosuperior Nonacute Rotator Cuff Tears With a Bioinductive Collagen Implant Decreases the Retear Rate at 1 Year: A Randomized Controlled Trial. Arthroscopy 40(6): 1760, 2024.

6.   ArthroCare Corporation 2017. Report: Design Verification, 1.8mm Q-FIX MINI Soft Suture Anchor. P/N 49190-03 Rev. B.

7.   Barber FA, Herbert MA. All-Suture Anchors: Biomechanical Analysis of Pullout Strength, Displacement, and Failure Mode. Arthroscopy. 2017;33(6):1113-1121.

8.   Douglass NP, Behn AW, Safran MR. Cyclic and Loadto Failure Properties of All-Suture Anchors in Synthetic Acetabular and Glenoid Cancellous Bone. Arthroscopy. 2017;33(5):977-985 e975.

9.   Ruder JA, Dickinson EY, Peindl RD, Habet NA, Trofa DP, Fleischli JE. Cyclic and Load-to-Failure Properties of All-Suture Anchors in Human Cadaveric Shoulder Glenoid Bone. Arthroscopy. 2019;35(7):1954-1959 e1954.

10.  Smith+Nephew 2023. Q-FIX with MINITAPE Claims Report. Internal Report. 10090792- Revision B.

11.  Smith+Nephew 2024 Internal Report, 10144423 Rev B.

12.  Ergun S, Akgun U, Barber A, Karahan M. The Clinical and Biomechanical Performance of All-Suture Anchors: A Systematic Review. Arthroscopy. 2020; 2(3): e263-e275.

13.  SmartTRAK Report, 2023.

Enquiries

Investors
Emily Heaven	+44 (0) 7811 919437
Craig Bijou	+1 (475) 850-8282
Smith+Nephew
Media
Charles Reynolds	+44 (0) 1923 477314
Smith+Nephew

Susan Gilchrist / Ayesha Bharmal	+44 (0) 20 7404 5959
Brunswick

About Integrity Orthopaedics

Integrity Orthopaedics was founded in 2020 and is headquartered in Maple Plain, MN, US. Its founders include Tom Westling, co-founder of Rotation Medical, the developer of the REGENETEN Bioinductive Implant, which was acquired by Smith+Nephew in 2017, as well as David Crompton, Chief IP & General Counsel at Integrity Orthopaedics and former Chief Patent Counsel for Rotation Medical, and distinguished surgeons Patrick Connor, MD, FAOA, Howard Harris, MD and Marc Labbe, MD.

About Smith+Nephew

Smith+Nephew is a portfolio medical technology business focused on the repair, regeneration and replacement of soft and hard tissue. We exist to restore people's bodies and their self-belief by using technology to take the limits off living. We call this purpose 'Life Unlimited'. Our 17,000 employees deliver this mission every day, making a difference to patients' lives through the excellence of our product portfolio, and the invention and application of new technologies across our three global business units of Orthopaedics, Sports Medicine & ENT and Advanced Wound Management.

Founded in Hull, UK, in 1856, we now operate in more than 100 countries, and generated annual sales of $5.8 billion in 2024. Smith+Nephew is a constituent of the FTSE100 (LSE:SN, NYSE:SNN). The terms 'Group' and 'Smith+Nephew' are used to refer to Smith & Nephew plc and its consolidated subsidiaries, unless the context requires otherwise.

For more information about Smith+Nephew, please visit www.smith-nephew.com and follow us on LinkedIn, Instagram, Facebook or X.

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading profit margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith+Nephew, these factors include: conflicts in Europe and the Middle East, economic and financial conditions in the markets we serve, especially those affecting healthcare providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal and financial compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers; competition for qualified personnel; strategic actions, including acquisitions and disposals, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; relationships with healthcare professionals; reliance on information technology and cybersecurity; disruptions due to natural disasters, weather and climate change related events; changes in customer and other stakeholder sustainability expectations; changes in taxation regulations; effects of foreign exchange volatility; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith+Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith+Nephew's most recent annual report on Form 20-F, which is available on the SEC's website at www. sec.gov, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith+Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith+Nephew are qualified by this caution. Smith+Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith+Nephew's expectations.

◊ Trademark of Smith+Nephew. Certain marks registered in US Patent and Trademark Office.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: January 12, 2026	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary